SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Macrocure Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M67872107
(CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M67872107	13G/A	Page 2 of 11 Pages
1.	NAMES OF REPORTING PERSONS Viola Private Equity I., L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,822,006 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, which were exercisable as of December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No. M67872107	13G/A	Page 3 of 11 Pages
1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,822,006 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, which were exercisable as of December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No. M67872107	13G/A	Page 4 of 11 Pages
1.	NAMES OF REPORTING PERSONS Viola PE Management Company Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,835,756 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,835,756 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,756 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes (i) 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, and (ii) 13,750 Ordinary Shares issuable upon the exercise of options, all of which were exercisable as of, or within 60 days of, December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No. M67872107	13G/A	Page 5 of 11 Pages
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,835,756 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,835,756 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,756 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, and (ii) 13,750 Ordinary Shares issuable upon the exercise of options, all of which were exercisable as of, or within 60 days of, December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No. M67872107	13G/A	Page 6 of 11 Pages
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,835,756 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,835,756 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,756 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, and (ii) 13,750 Ordinary Shares issuable upon the exercise of options, all of which were exercisable as of, or within 60 days of, December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No. M67872107	13G/A	Page 7 of 11 Pages
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,835,756 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,835,756 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,756 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, and (ii) 13,750 Ordinary Shares issuable upon the exercise of options, all of which were exercisable as of, or within 60 days of, December 31, 2015.

(2)           This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

Item 1(a).  Name of Issuer:

The name of the issuer is Macrocure Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(a).  Name of Persons Filing:

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 17, 2015 (the “Statement”) is being filed by each of: (i) Viola Private Equity I, L.P. (“Viola L.P.”); (ii) Viola P.E. GP Ltd., an Israeli limited liability company (“Viola P.E. GP”), which serves as the managing general partner of Viola L.P.; (iii) Viola PE Management Company Ltd. (“Viola Management”), which is the sole shareholder of Viola P.E. GP (together with Viola L.P. and Viola P.E. GP, collectively, the “Reporting Entities”); (iv) Shlomo Dovrat; (v) Harel Beit-On; and (vi) Avi Zeevi (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Viola L.P. directly holds the Ordinary Shares and the Ordinary Shares underlying the warrants reported in this Amendment No. 1.

Viola P.E. GP serves as the general partner of Viola L.P. and possesses voting and investment authority with respect to the Ordinary Shares (including Ordinary Shares issuable upon exercise of warrants) held by Viola L.P.

Viola Management is the sole shareholder of Viola P.E. GP and therefore shares indirect beneficial ownership over the Ordinary Shares (including Ordinary Shares issuable upon exercise of warrants) held by Viola L.P. Viola Management furthermore directly holds the options to purchase Ordinary Shares that are reported in this Amendment No. 1.

Mr. Harel Beit-On is the sole director of Viola P.E. GP.  Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi hold, directly or indirectly, shares constituting a majority of the issued and outstanding share capital of Viola Management.  That ownership provides them with ultimate voting and investment authority with respect to the Ordinary Shares (including Ordinary Shares issuable upon exercise of warrants) directly held by Viola L.P.  That ownership furthermore provides them with beneficial ownership with respect to the options to purchase Ordinary Shares that are held by Viola Management.

The sole changes that are reflected in this Amendment No. 1 relative to the Statement are: (a) the inclusion of 13,750 Ordinary Shares that are issuable upon the exercise of options held by Viola Management in the beneficial ownership of the Reporting Individuals and Viola Management, due to the vesting (or vesting within 60 days of December 31, 2015) of those options following the filing of the Statement; and (b) the addition of Viola Management as a Reporting Entity and Reporting Person (due to its beneficial ownership of the Ordinary Shares underlying the vested options).

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.

Item 2(c).  Citizenship:

Viola LP is organized in the Cayman Islands. Viola P.E. GP and Viola Management are organized in the State of Israel. Each of the Reporting Individuals is a citizen of the State of Israel.

Item 2(d).  Title of Class of Securities:

This Amendment No. 1 relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).  CUSIP Number:

The CUSIP number of the Ordinary Shares is M67872107.

Item 3.       If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.       Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i)	With respect to each of Viola L.P. and Viola P.E. GP:

(a)
Amount beneficially owned: 1,822,006 Ordinary Shares (includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which were exercisable as of December 31, 2015)

(b)	Percent of class: 10.3%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,822,006
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,822,006

(ii)	With respect to Viola Management and each of the Reporting Individuals:

(a)
Amount beneficially owned: 1,835,756 Ordinary Shares (includes (i) 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels and (ii) 13,750 Ordinary Shares issuable upon the exercise of options, all of which were exercisable as of, or within 60 days of, December 31, 2015)

(b)	Percent of class: 10.3%*
(c)	Number of shares as to which the person has:
(v)	Sole power to vote or to direct the vote: 0
(vi)	Shared power to vote or to direct the vote: 1,835,756
(vii)	Sole power to dispose of or to direct the disposition of: 0
(viii)	Shared power to dispose of or to direct the disposition of: 1,835,756

               * The percentages of beneficial ownership reflected in this Amendment No. 1 are based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that took place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.            Ownership of More Than Five Percent on Behalf of Another Person.

                The various limited partners of Viola L.P. have the right to receive dividends from, and proceeds from the sale of, the 1,822,006 Ordinary Shares (including the 669,898 Ordinary Shares issuable upon the exercise of warrants) held by Viola L.P.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2016

Viola Private Equity I, L.P.

By:	Viola P.E. GP Ltd.
Its general partner

By:	/s/ Harel Beit-On
Name: Harel Beit-On

By:	/s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.

By:	/s/ Harel Beit-On
Name: Harel Beit-On

By:	/s/ Avi Zeevi
Name: Avi Zeevi

Viola PE Management Company Ltd.

By:	/s/ Harel Beit-On
Name: Harel Beit-On

By:	/s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

Avi Zeevi
Avi Zeevi